RBC CAPITAL MARKETS, LLC & SUBSIDIARIES
(An indirect wholly-owned subsidiary of Royal Bank of Canada)
(SEC I.D. No. 8-45411)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITITION
AS OF OCTOBER 31, 2024
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
As a PUBLIC DOCUMENT

RBC CAPITAL MARKETS, LLC & SUBSIDIARIES

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of RBC Capital Markets, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying consolidated statement of financial condition of RBC Capital Markets, LLC and its subsidiaries (the "Company") as of October 31, 2024, including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of October 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

December 13, 2024

We have served as the Company's auditor since 2016.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017
T: (646) 471 3000, www.pwc.com/us

RBC CAPITAL MARKETS, LLC & SUBSIDIARIES
Consolidated Statement of Financial Condition

$ in thousands		As at October 31, 2024
Assets		
Cash	$	473,380
Cash segregated for regulatory purposes		4,434,338
Collateralized agreements:		
Securities purchased under agreements to resell, at fair value		16,293,438
Securities borrowed (includes $459,060 at fair value)		9,869,074
Securities received as collateral		1,257,496
Receivable from broker-dealers and clearing organizations		2,936,798
Receivable from clients and counterparties		8,410,323
Financial instruments owned, at fair value (includes securities pledged of $407,836 and securities in consolidated VIE of $10,618)		11,562,054
Goodwill and intangible assets, net		1,750,349
Fixed assets, net		1,227,495
Other assets (includes $40 in consolidated VIE)		2,956,600
Total assets	**$**	**61,171,345**
Liabilities and member's equity		
Borrowings:		
Short-term borrowings (includes $4,283,983 at fair value and $12,000 of beneficial interests issued by consolidated VIE)	$	6,606,495
Long-term borrowings		4,100,000
Collateralized agreements:		
Securities sold under agreements to repurchase, at fair value		16,752,416
Securities loaned		2,518,612
Obligation to return securities received as collateral		1,257,496
Payable to broker-dealers and clearing organizations		1,020,778
Payable to clients and counterparties		10,181,598
Financial instruments sold, but not yet purchased, at fair value		4,154,304
Accrued compensation		3,202,202
Accounts payable and accrued liabilities (includes $40 in consolidated VIE)		1,644,530
		51,438,431
Subordinated borrowings		1,386,000
Total liabilities		**52,824,431**
Member's equity		8,346,914
Total liabilities and member's equity	**$**	**61,171,345**

The accompanying notes are an integral part of this Consolidated Statement of Financial Condition.

RBC CAPITAL MARKETS, LLC & SUBSIDIARIES
Notes to the Consolidated Statement of Financial Condition
In thousands, unless otherwise noted

Note 1. Organization and nature of business

RBC Capital Markets, LLC, a Minnesota limited liability company, and its subsidiaries (collectively, the Company) is a wholly-owned subsidiary of RBC USA Holdco Corporation (Holdco), a Delaware corporation. Holdco is a wholly-owned subsidiary of RBC US Group Holdings LLC, a Delaware limited liability company (US Group Holdings). US Group Holdings is Royal Bank of Canada (RBC)'s United States Intermediate Holding Company (IHC) and is wholly-owned by RBC.

The Company is a registered broker-dealer and investment adviser with the Securities and Exchange Commission (SEC) and a Futures Commission Merchant (FCM) with the Commodities Futures Trading Commission (CFTC). The Company is also a member of the New York Stock Exchange and other securities and commodities exchanges. The Company offers full-service brokerage, investment banking, and asset management services to retail and institutional clients, including correspondent firms and affiliates.

The accompanying Consolidated Statement of Financial Condition includes the accounts of RBC Capital Markets, LLC, its wholly owned subsidiaries, including RBC Municipal Products, LLC (MPLLC), and consolidated variable interest entities (VIEs). MPLLC is primarily engaged in structuring tender-option municipal bond (TOBs) securitizations. MPLLC acquires municipal bonds primarily underwritten by the Company, wraps them with a guarantee issued by an affiliated RBC entity, and sells the floating certificates to third parties through securitization transactions while retaining a residual interest in the issuing trusts. The municipal bond securitization entities are considered VIEs and are consolidated by MPLLC.

Note 2. Summary of significant accounting policies

Basis of presentation

The Company's Consolidated Statement of Financial Condition conforms to accounting principles generally accepted in the United States of America (GAAP). The Consolidated Statement of Financial Condition includes the accounts of the Company, its wholly-owned subsidiaries (Subsidiaries) and consolidated VIEs. Intercompany transactions have been eliminated in consolidation.

The Company applies the "VIE subsections" of Financial Accounting Standards Board Accounting Standards Codification (ASC) 810, *Consolidation*, which provide guidance on how to identify a VIE and how to determine when assets, liabilities, non-controlling interests, and results of operations of a VIE need to be included in the Company's Consolidated Statement of Financial Condition. Refer to Note 16 for further information.

Use of estimates

The preparation of the Consolidated Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions which affect the amounts reported in the Consolidated Statement of Financial Condition and accompanying notes. These include the valuation of certain financial instruments owned and financial instruments sold, but not yet purchased, the outcome of litigation, and the recoverability of the carrying amounts of goodwill. Although these and other estimates and assumptions are based on the best available information, actual results could be different from these estimates.

Expected credit losses

In accordance with ASC 326, *Financial Instruments – Credit Losses*, the Company records the estimate of expected losses over the life of financial assets as of the reporting date as an allowance for credit losses, a contra-asset, within the applicable line on the Consolidated Statement of Financial Condition. The estimate of expected credit losses is based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company determines its eligibility for the collateral maintenance provision practical expedient and considers the credit quality of these assets, and the related need for an allowance for credit losses, based on several factors. For assets collateralized by highly-liquid collateral, when the fair value of the collateral is equal to or exceeds the amortized cost basis of the financial asset and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the practical expedient permits the Company to consider that the expectation of nonpayment of the amortized cost basis is zero. When the fair value of the collateral is less than the amortized cost basis of the financial assets, and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the Company establishes an allowance for

credit losses for the unsecured amount of the amortized cost basis. The allowance for credit losses on the collateralized financial asset is limited to the difference between the fair value of the collateral at the reporting date and the amortized cost basis of the financial assets.

Cash
Cash includes cash on hand and cash in depository accounts with other financial institutions.

Cash and securities segregated for regulatory purposes
The Company is required by its primary regulators, the SEC and CFTC, to segregate cash and/or securities to satisfy rules regarding the protection of customer assets. Securities segregated for regulatory purposes may consist of securities owned by the Company or securities received from resale agreements. Should the Company segregate securities owned by the Company, those securities are reported at fair value in Financial instruments owned, at fair value on the Consolidated Statement of Financial Condition. Should the Company segregate securities received from resale agreements, the value of these resale agreements is reported in Securities purchased under agreements to resell, at fair value, on the Consolidated Statement of Financial Condition. Cash and securities segregated for regulatory purposes are considered restricted assets. Refer to Note 20 for further information.

Collateralized agreements
The Company enters into various collateralized financing agreements to facilitate client activities, acquire securities to cover short positions, invest excess cash, and finance certain firm activities. Collateralized financing agreements are presented on the Consolidated Statement of Financial Condition based on the agreements and nature of transactions. Transactions subject to a Master Repurchase Agreement are presented as Securities purchased under agreements to resell, at fair value and Securities sold under agreements to repurchase, at fair value on the Consolidated Statement of Financial Condition. Transactions subject to Master Securities Lending Agreements are presented as Securities borrowed and Securities loaned on the Consolidated Statement of Financial Condition. The Company has elected the fair value option on resale and repurchase agreements and certain securities lending agreements because it evaluates financial performance associated with these transactions on a fair value basis. In addition, the Company has elected the fair value option for certain short-term borrowings, which are subject to other collateralized agreements and are discussed in Note 10.

Resale and repurchase agreements
The Company purchases securities under agreements to resell (resale agreements) and takes possession of these securities. Resale agreements are treated as collateralized lending transactions whereby the Company monitors the market value of the securities purchased and additional collateral is obtained when appropriate. The Company also has the right to liquidate the collateral held in the event of counterparty default. The Company also sells securities under agreements to repurchase (repurchase agreements), which are treated as collateralized borrowing transactions.

The Company nets certain resale and repurchase agreements with the same counterparty on the Consolidated Statement of Financial Condition when the requirements of ASC 210-20-45-11, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*, are met. However, the Company generally does not net resale and repurchase agreements if the collateral received in connection with resale agreements is used to satisfy certain regulatory segregation requirements. Refer to Note 3 for further information.

Resale and repurchase agreements may fail to settle on the expected settlement date. Transactions failed on start dates are not reported on the Consolidated Statement of Financial Condition. Transactions failed on the end date are not derecognized from the Consolidated Statement of Financial Condition. Refer to Note 17 for additional information around resale agreements that fail to settle on the expected settlement start date.

Securities borrowed and securities loaned
Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received and carried at amortized cost or at fair value, on the Consolidated Statement of Financial Condition. The Company has elected the fair value option for certain transactions because the Company monitors financial performance associated with these transactions on a fair value basis.

Securities borrowed transactions require the Company to deposit cash, securities, letters of credit, or other collateral with the lender. With respect to securities loaned, it is the policy of the Company to receive collateral in the form of

cash, securities or other collateral in an amount equal to or in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as appropriate. Refer to Note 3 for further information.

Securities borrowed and securities loaned also include transactions where the Company acts as a lender in securities lending agreements and receives securities as collateral. In accordance with ASC 860, *Transfers and Servicing*, the market value of securities received is recognized as an asset in Securities received as collateral and a corresponding liability in Obligation to return securities received as collateral on the Consolidated Statement of Financial Condition.

Financial instruments

Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value include securities and the market value of derivatives transactions.

Securities transactions may be settled regular-way or on a delayed basis. Regular-way transactions provide for delivery of securities within a period of time (after trade date) established by regulations or conventions in the market in which the trade occurs. The Company records the purchase and sale of an existing security on trade date when the commitment to purchase or sell the existing security is expected to settle within the "settlement period" that is customary in the market in which those trades take place. Since expected settlements for new issues and pool securities have varying settlement periods in the markets, the Company records the purchase and sale of these securities as regular-way transactions. The fair value of unsegregated regular-way securities are reported as either a net long (by security) in Financial instruments owned, at fair value or as a net short (by security) in Financial instruments sold, but not yet purchased, at fair value on the Consolidated Statement of Financial Condition. Amounts receivable and payable for regular-way securities transactions that have not reached their contractual settlement date are reported net in Receivable from broker-dealers and clearing organizations or Payable to broker-dealers and clearing organizations on the Consolidated Statement of Financial Condition.

The Company does not apply the scope exceptions for regular-way trades and records delayed delivery transactions, including To-be-announced (TBA), When Issued, and Extended Settlements, as derivatives until settled. The principal of these transactions are not reported on the Consolidated Statement of Financial Condition until settlement. These transactions are reflected as forward agreements in the derivative disclosure in Note 6.

Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value are recorded at fair value.

Fair value measurement

Assets and liabilities are measured at fair value, either in accordance with standard fair value requirements or through election of the fair value option.

ASC 820, *Fair Value Measurement*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 825, *Financial Instruments*, provides a fair value option that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. The election is made on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has elected the fair value option for securities purchased under agreements to resell, securities sold under agreements to repurchase, certain securities lending agreements, and certain short-term borrowings.

In determining fair value, a hierarchy is used which prioritizes the inputs to valuation techniques. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The fair value hierarchy consists of three broad levels:

- Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

- Level 2 inputs include quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active, and model inputs that are either observable, or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 inputs are one or more inputs that are unobservable and significant to the fair value of the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available at the measurement date.

The classification of financial instruments in the fair value hierarchy for disclosure purposes is based upon the lowest level of input that is significant to the measurement of fair value. Where observable inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. For more complex or illiquid instruments, significant judgment is required to determine the model used, select the model inputs, and in some cases, apply valuation adjustments to the model value or quoted price for inactively traded financial instruments. The selection of model inputs may be subjective and the inputs may be unobservable. Unobservable inputs are inherently uncertain as there is little or no market data available from which to determine the level at which the transaction would occur under normal business circumstances. Appropriate parameters of uncertainty and market risk valuation adjustments for such inputs and other model risk valuation adjustments are assessed in such instances.

Valuation adjustments may be subjective as they require significant judgment in the input selection, such as the probability of default and recovery rate, and are intended to arrive at a fair value that is determined based on assumptions that market participants would use in pricing the financial instrument. The realized price for a transaction may be different from its recorded value that was previously estimated using management judgment.

Valuation process and structure
The Company's business units are responsible for valuing their respective portfolio of financial assets and liabilities. The Global Valuation Committee, established by RBC, is an independent group responsible for providing oversight on financial instruments fair value policies and practices, escalating significant valuation issues, and reviewing and approving valuation adjustment methodologies.

The Valuation Group (VG) is responsible for the Company's valuation policies, processes and procedures. VG is independent of the business units. It implements valuation control processes to validate the fair value of the Company's financial instruments measured at fair value including those derived from pricing models. These control processes are designed to assure that the values used for financial reporting are based on observable inputs, wherever possible. In the event that observable inputs are not available, the control processes are designed to ensure the valuation approach utilized is appropriate and consistently applied and the assumptions are reasonable.

The Company's control processes apply to financial instruments categorized in Level 1, Level 2 or Level 3 of the fair value hierarchy, unless otherwise noted. These control processes include, but are not limited to, profit and loss decomposition, independent price verification (IPV) and model validation standards. These control processes are managed by either Finance or Group Risk Management (GRM) and are independent of the relevant businesses and their trading functions. Profit and loss decomposition is a process to explain the fair value changes of certain positions and is performed daily for trading portfolios.

IPV is a monthly control process by which system market prices or model inputs are verified for accuracy or reasonableness. The level of accuracy is determined over time by comparing third-party price values to trader's or system values, other pricing service values and, when available, actual trade data. Quoted prices for identical instruments from pricing services or brokers are generally not adjusted unless there are issues such as stale prices. If multiple quotes for identical instruments are received, fair value is based on an average of the prices received or the quote from the most reliable vendor, after the outlier prices that fall outside of the pricing range are removed. Other valuation techniques are used when a price or quote is not available. The availability of inputs relevant to the asset or liability and the relative reliability of the inputs could affect the selection of appropriate valuation techniques.

Some valuation processes use models to determine fair value. The Company has a systematic and consistent approach to control model use. Valuation models are approved for use within the RBC model risk management framework. The

framework addresses, among other things, model development standards, validation processes and procedures and approval authorities. Model validation ensures that a model is suitable for its intended use and sets parameters for its use. All models are revalidated regularly by qualified personnel who are independent of the model design and development. Annually the model risk profile is reported to the RBC Board of Directors.

The relevance and reliability of the IPV process is dependent on the quality of the inputs used. Assessing data sources and input factors is a judgmental process in which all facts and circumstances have to be taken into account. For example, the use of observable prices from active markets is maximized and the use of unobservable inputs minimized. Conversely, when a market is deemed to be inactive, observable inputs may not be available, and in such circumstances compensating controls are employed.

Goodwill and intangible assets

Through various acquisitions, the Company recognized goodwill and intangible assets. Goodwill was measured as the amount by which the consideration paid for the acquisition exceeds the fair value of tangible assets acquired.

Intangible assets consist of exchange membership seats and purchased client relationships. Exchange membership seats, which provide the Company with rights to trade on certain exchanges, are carried at cost. If the recoverable amount of the asset is less than its carrying amount, the carrying amount of the intangible asset is written down to its recoverable amount.

ASC 350, *Intangibles — Goodwill and Other*, requires, at a minimum, an annual assessment of the recoverability of goodwill by comparing the fair value of a reporting unit with its carrying amount. Goodwill is required to be tested more frequently when there are indications of impairment. If the carrying value of a reporting unit is higher than the fair value or there is an indication that impairment may exist, an impairment charge must be recorded, not to exceed the carrying amount of goodwill. The Company performed its annual assessment as of July 31, 2024. Refer to Note 7 for further information.

Fixed assets

Fixed assets mainly consist of internally developed software, right-of-use (ROU) assets, computer and equipment, and leasehold improvements. Refer to Note 8 for further information.

Leases

The Company accounts for leases in accordance with ASC 842, *Leases.* The Company is a lessee in several noncancellable operating leases, relating to office space and equipment. The Company determines if an arrangement includes or contains a lease at contract inception and recognizes an ROU asset and a lease liability at the commencement date. For each arrangement which contains a lease, the Company has made an accounting policy election to account for each separate lease component of a contract and its associated non-lease components as a single lease component.

ROU assets represent the Company's right to use an underlying asset for the lease term and are reported as Fixed assets, net on the Consolidated Statement of Financial Condition. Lease liabilities represent the obligation to make lease payments arising from the lease and are reported as Accounts payable and accrued liabilities on the Consolidated Statement of Financial Condition. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. An incremental borrowing rate is used in determining the present value of lease payments, as the implicit rate is not available for most leases. The incremental borrowing rate for a lease is the rate of interest the Company would have to pay to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The operating lease ROU asset also includes any lease payments made and excludes any lease inducements. Although leases may include options to extend the lease beyond the initial term, the lease term only includes the renewal period when the Company is reasonably certain that the option will be exercised. Refer to Note 8 and Note 17 for further information.

Employee benefits and deferred compensation plans

The Company sponsors a defined contribution retirement plan, the RBC-U.S.A. Retirement and Savings Plan (the Plan), available to substantially all full-time employees. Participants may contribute both on a pre-tax and/or Roth 401(k) basis, up to 50% of their eligible compensation subject to certain aggregate limitations. Participants who are at least age 50 may make additional pre-tax contributions subject to certain aggregate limits. Additionally, all participants may contribute up to another 5% of eligible compensation on an after-tax basis.

The Company generally matches employee contributions up to a maximum of 6% of eligible pre-tax and/or Roth 401(k) compensation, which is invested at the direction of the participant. Employees must complete one year of service to be eligible to receive this contribution with at least 1,000 hours of service. Company matching contributions gradually vest over the first five years of service with RBC or any of its subsidiaries, with immediate vesting of contributions after five years. The Company's policy is to fund the plan costs.

The Company maintains a non-qualified deferred compensation plan for key employees under an arrangement called the RBC U.S. Wealth Accumulation Plan (WAP). Under the WAP, employees may elect to index their deferred compensation with various mutual funds, RBC common shares, and certain interest bearing investments. The Company records an obligation for the vested portion of the amounts owed to employees and the liability is indexed to the market value of the mutual funds or RBC common shares at the end of the reporting period. See Note 14 for further information on the Company's deferred compensation plans.

Deferred compensation is forfeited when an employee leaves the organization, with limited exceptions, such as pursuing higher education/working for a not-for-profit, considered for exemption at the discretion of management. The policy also includes a provision for retirement departures, similar to other RBC deferred compensation plans.

The Company has a deferred bonus plan for certain key employees. Under this plan, a percentage of each employee's annual incentive bonus is deferred and accumulates dividend equivalents at the same rate as dividends on RBC common shares. The value of the deferred bonus paid will be equivalent to the original deferred bonus adjusted for dividends and changes in the market value of RBC common shares at the time the bonus is paid.

Client transactions

The Company executes and clears securities, futures and other derivative transactions for clients. The Company also provides custody services for retail and institutional clients and as such receives and holds clients' cash and securities. In the capacity as a clearing and carrying broker, the Company maintains brokerage accounts for clients, including client and proprietary accounts of correspondent brokers. In accordance with SEC Customer Protection Rule – SEC Rule 15c3-3 (SEC Rule 15c3-3), client accounts are carried as customer or non-customer accounts and are reported as Receivable from clients and counterparties and Payable to clients and counterparties on the Consolidated Statement of Financial Condition. Balances in securities accounts are regulated by the SEC and balances in commodity accounts, which include futures and other derivative transactions, are regulated by the CFTC. Refer to Note 20 for further information.

Clients' transactions are recorded on a settlement date basis. In the event clients' securities trades fail to settle, the Company records the transactions to clients' accounts as if they settled and reflects a corresponding fail-to-deliver or fail-to-receive in Receivable from broker-dealers and clearing organizations or Payable to broker-dealers and clearing organizations on the Consolidated Statement of Financial Condition.

Amounts receivable from and payable to clients generally include amounts due on cash and margin transactions. For margin loans and other collateralized customer receivables, the Company calculates and monitors the market value of collateral held to secure receivables from customers on a daily basis and requests additional collateral when the collateral market value falls below certain percentages of the loan balance that ensure that, at a minimum, the collateral value exceeds the loan value. Only highly-liquid securities can be used to collateralize these receivables under regulatory margin requirements and therefore collateral can be easily converted to cash. Existence of this daily collateral maintenance provision requires that collateral is continually replenished if the fair value of the collateral falls below the amortized cost of the asset. As such, generally no allowance for credit losses is held against these receivables as due to the collateral maintenance provisions, the Company expects zero losses related to these assets.

Certain client trades are executed and cleared through foreign affiliated broker-dealers. In accordance with the Exemption of Certain Foreign Broker or Dealers – SEC Rule 15a-6 (SEC Rule 15a-6), the Company reports clients' failed trades in Receivable from clients and counterparties or Payable to clients and counterparties, and an offsetting Receivable from broker-dealers and clearing organizations or Payable to broker-dealers and clearing organizations on its Consolidated Statement of Financial Condition.

Securities owned by clients, including those that collateralize margin transactions, and held by the Company for clients in an agency or fiduciary capacity, do not represent assets of the Company and as such are not included on the Consolidated Statement of Financial Condition.

RBC CAPITAL MARKETS, LLC & SUBSIDIARIES
Notes to the Consolidated Statement of Financial Condition

Income taxes

The Company accounts for income taxes under the method prescribed by ASC 740 *Income Taxes.* Income tax comprises current tax and deferred tax. Deferred tax assets and liabilities are recognized for the expected future tax consequences of existing temporary differences between the financial reporting and tax reporting basis of assets and liabilities using enacted tax laws and rates and tax carryforwards. On a quarterly basis, management evaluates its deferred tax assets to determine if these tax benefits are expected to be realized in future periods. This determination is based on facts and circumstances, including the Company's current and future tax outlook. To the extent a deferred tax asset is no longer considered more likely than not to be realized, a valuation allowance is established. The Company has no significant unrecognized federal and state tax benefits as of October 31, 2024.

Accrued income taxes represent the estimated amounts due to or from the various taxing jurisdictions where the Company has established a business presence. Accrued income taxes receivable and payable are recorded within Other assets and Accounts payable and accrued liabilities, respectively, on the Consolidated Statement of Financial Condition. The balance also includes a contingent reserve for potential taxes, interest, and penalties related to uncertain tax positions. On a quarterly basis, management evaluates the contingent tax accruals to determine if they are sufficiently reserved based on a probability assessment of potential outcomes. The determination is based on facts and circumstances, including the interpretation of existing law, new judicial or regulatory guidance, and the status of tax audits. From time to time, there may be differences in opinion with respect to the tax treatment accorded transactions. If a tax position which was previously recognized on the Consolidated Statement of Financial Condition is no longer more likely than not to be sustained upon a challenge from the taxing authorities, the tax benefit from the tax position will be derecognized. Refer to Note 19 for further information on the Company's income taxes.

Note 3. Securities financing

The following table presents the gross amount of liabilities associated with repurchase agreements and securities lending agreements, disaggregated by class of collateral pledged and by remaining contractual maturity:

$ in thousands	Open		1 to 30 days		31 to 90 days		Greater than 90 days		Netting [1]		Total
					As at October 31, 2024						
Securities sold under agreements to repurchase, at fair value:											
U.S. government and agency obligations	$ 1,128,771	$	4,851,125	$	206,000	$	2,481,222	$	(4,586,125)	$	4,080,993
Corporate and other debt	2,906,655		7,244,970		4,059,000		-		(1,539,202)		12,671,423
Total	**$ 4,035,426**	**$**	**12,096,095**	**$**	**4,265,000**	**$**	**2,481,222**	**$**	**(6,125,327)**	**$**	**16,752,416**
Securities loaned:											
Corporate and other debt	$ -	$	94,011	$	-	$	-	$	-	$	94,011
Equity securities	-		2,424,601		-		-		-		2,424,601
Total	**$ -**	**$**	**2,518,612**	**$**	**-**	**$**	**-**	**$**	**-**	**$**	**2,518,612**
Obligation to return securities received as collateral:											
Equity securities	$ -	$	1,257,496	$	-	$	-	$	-	$	1,257,496

Offsetting of collateralized financing transactions within the Consolidated Statement of Financial Condition may be achieved where these financial assets and liabilities are subject to master netting arrangements that provide the currently enforceable right of offset and where there is an intention to settle on a net basis, or realize the assets and liabilities simultaneously.

The amount of the financial collateral received or pledged subject to master netting arrangements or similar agreements but not qualified for offsetting refers to the collateral received or pledged to cover the net exposure between counterparties by enabling the collateral to be realized in an event of default or the occurrence of other predetermined events. Certain amounts of collateral are restricted from being sold or repledged unless there is an event of default or the occurrence of other predetermined events.

The table below provides the amount of collateralized financing transactions that have been offset on the Consolidated Statement of Financial Condition and the amounts that do not qualify for offsetting but are subject to enforceable master netting arrangements or similar agreements. The amounts presented are not intended to represent the Company's actual exposure to credit risk. The assets and liabilities are as included in the following table:

	As at October 31, 2024				
$ in thousands	Gross amounts of recognized assets and liabilities	Gross amounts offset in the Consolidated Statement of Financial Condition	Net amounts presented in the Consolidated Statement of Financial Condition	Gross amount not offset in the Consolidated Statement of Financial Condition[(1)]	Net amount
Assets					
Securities purchased under agreements to resell, at fair value	$ 22,418,765	$ (6,125,327)	$ 16,293,438	$ (16,293,138)	$ 300
Securities borrowed	9,869,074	-	9,869,074	(9,532,173)	336,901
Securities received as collateral	1,257,496	-	1,257,496	(1,257,470)	26
Liabilities					
Securities sold under agreements to repurchase, at fair value	$ 22,877,743	$ (6,125,327)	$ 16,752,416	$ (16,736,149)	$ 16,267
Securities loaned	2,518,612	-	2,518,612	(2,434,359)	84,253
Obligation to return securities received as collateral	1,257,496	-	1,257,496	(1,257,470)	26

(1) Represents financial collateral typically comprised of securities.

The Company pledged certain financial instruments owned to meet margin requirements and to collateralize repurchase agreements and other securities financing activities. At October 31, 2024, the Company pledged $7.6 billion, of which $407.8 million can be sold or repledged to counterparties with re-hypothecation rights and is parenthetically disclosed in Financial instruments owned, at fair value, on the Consolidated Statement of Financial Condition.

Under the Company's collateralized financing agreements, the Company either receives or provides collateral. In many cases, the Company is permitted to sell or repledge securities received as collateral. The Company may also pledge customers' securities as collateral for bank loans, securities lending arrangements, or to satisfy margin deposit requirements of various clearinghouses and exchanges. In the event the Company's counterparty is unable to return the securities pledged, the Company might need to acquire the securities at prevailing market prices. In the case of repurchase agreements, the Company risks holding collateral at a market value less than contract value of the repurchase agreement. To control these risks, the Company monitors the market value of securities pledged and requires adjustments of collateral levels when deemed necessary.

At October 31, 2024, the Company received $34.6 billion of securities collateral under the collateralized financing agreements, which the Company was permitted to sell or repledge. The amount of collateral that was sold or repledged to counterparties with re-hypothecation rights was $18.9 billion. The amount of collateral that was sold or repledged to counterparties without re-hypothecation rights was $9.3 billion.

The Company additionally receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge these securities, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the Consolidated Statement of Financial Condition. At October 31, 2024, the Company reported $1.3 billion as Securities received as collateral in the Consolidated Statement of Financial Condition. Collateral received in connection with these securities transactions that was subsequently repledged was approximately $1.3 billion.

In addition, the Company may use securities received as collateral from resale agreements to satisfy regulatory requirements such as SEC Rule 15c3-3 of the Securities Exchange Act 1934. At October 31, 2024, approximately $22.2

million of such securities had been segregated in special reserve accounts as required by SEC Rule 15c3-3. Refer to Note 21 for further detail.

Note 4. Receivable from and payable to broker-dealers and clearing organizations

Amounts receivable from and payable to broker-dealers and clearing organizations consist of the following:

| | As at October 31, 2024 | |
| | Receivable | Payable |
$ in thousands		
Clearing organizations	$ 2,173,626	$ 13,990
Carry brokers	201,660	-
Unsettled regular-way trades, net	-	590,762
Securities fail-to-deliver/fail-to-receive	283,909	240,209
Sweep program	223,019	2,629
Other	54,584	173,188
Total	**$ 2,936,798**	**$ 1,020,778**

The Company is a member of several securities and derivatives clearing organizations. The Company clears proprietary and clients' transactions through these clearing organizations and other clearing brokers, including affiliates. Amounts receivable from carry brokers represent balances with foreign affiliated RBC entities used for settlement of futures, options, and swap trading and clearing related to non-customer activity.

Clearing organizations and carry broker balances generally include good-faith and margin deposits, as well as continuous net settlement amounts for firm and clients' trades. Receivables with clearing organizations are due from centralized market counterparties which operate with policies and procedures to ensure the credit protection of amounts owed to their participants.

Unsettled regular-way trades payable represent net amounts payable related to securities transactions that have not yet reached contractual settlement date.

Amounts for securities fail-to-deliver and fail-to-receive represent the contract value of securities transactions that have not been settled. These balances also include amounts related to client trades executed and cleared through foreign affiliates and are reported in accordance with SEC Rule 15a-6. Unsettled trades and fails are generally settled daily, and therefore the amount of unsettled credit exposure in the event of receivables is limited to the amount owed to the Company for a short period of time.

As part of the cash sweep program, the Company recognizes receivables in clearance accounts for funding activities into the program. As the funds are either swept to accounts at financial institutions that are fully covered by Federal Deposit Insurance Corporation (FDIC) insurance or maintained at affiliated banks, or are swept into money market funds fully secured by United States treasury securities, the Company estimates no credit losses for the receivable and therefore no allowance for credit losses is recorded. Amounts related to this activity are as presented in the table above. Refer to Note 15 for further detail on the cash sweep program.

RBC CAPITAL MARKETS, LLC & SUBSIDIARIES
Notes to the Consolidated Statement of Financial Condition

Note 5. Receivable from and payable to clients and counterparties

Amounts receivable from and payable to clients and counterparties consist of the following:

	As at October 31, 2024	
$ in thousands	**Receivable**	**Payable**
Customers:		
Securities accounts	$ 2,059,558	$ 3,126,918
Futures and commodity accounts	46,014	3,758,909
Cash on delivery/receipt	285,264	241,515
	2,390,836	7,127,342
Non-customers:		
Securities accounts	6,019,487	1,193,147
Futures and commodity accounts	-	1,861,109
	6,019,487	3,054,256
Total	**$ 8,410,323**	**$ 10,181,598**

Balances are classified as customer or non-customer pursuant to SEC Rule 15c3-3.

Receivables from and payables to customers and non-customers, including affiliates, generally include amounts due on cash and margin accounts. Amounts in clients' securities accounts relate to securities transactions and amounts in futures and commodity accounts relate to futures, options and other derivative transactions.

Certain clients are counterparties to firm and other client trades. These trades are generally settled on a cash on delivery/cash on receipt basis. The balances in these accounts represent the proceeds of securities transactions that have not been delivered or received on settlement dates. Clients' securities held by the Company are not reported on the Consolidated Statement of Financial Condition.

RBC CAPITAL MARKETS, LLC & SUBSIDIARIES
Notes to the Consolidated Statement of Financial Condition

Note 6. Fair value of financial instruments

The following table presents the fair value of assets and liabilities measured at fair value on a recurring basis and classified using the fair value hierarchy:

$ in thousands	As at October 31, 2024				
	Fair value measurements using				Assets/ liabilities
	Level 1	Level 2	Level 3	Netting [2]	at fair value
Financial assets:					
Securities purchased under agreements to resell	$ -	$ 22,418,765	$ -	$ (6,125,327)	$ 16,293,438
Securities borrowed	-	459,060	-	-	459,060
Financial instruments owned, at fair value:					
Commercial paper and certificate of deposits	-	1,905,130	-	-	1,905,130
U.S. and Canadian government and agency obligations	79,111	1,001,205	-	-	1,080,316
State and municipal obligations	-	1,212,982	-	-	1,212,982
Corporate and other debt obligations	-	4,459,753	-	-	4,459,753
Mutual fund investments [1]	1,655,085	-	-	-	1,655,085
Equity securities	1,185,171	3,188	-	-	1,188,359
Derivative related assets	-	69,732	-	(9,303)	60,429
Total financial instruments owned, at fair falue	2,919,367	8,651,990	-	(9,303)	11,562,054
Total assets	**$ 2,919,367**	**$ 31,529,815**	**$ -**	**$ (6,134,630)**	**$ 28,314,552**
Financial liabilities:					
Short-term borrowings	$ -	$ 4,283,983	$ -	$ -	$ 4,283,983
Securities sold under agreements to repurchase	-	22,877,743	-	(6,125,327)	16,752,416
Financial instruments sold, but not yet purchased, at fair value:					
Commercial paper and certificate of deposits	-	80,548	-	-	80,548
U.S. and Canadian government and agency obligations	629,910	729,660	-	-	1,359,570
State and municipal obligations	-	635	-	-	635
Corporate and other debt obligations	-	1,774,835	-	-	1,774,835
Equity securities	892,942	856	-	-	893,798
Derivative related liabilities	-	54,221	-	(9,303)	44,918
Total financial instruments sold at fair value	1,522,852	2,640,755	-	(9,303)	4,154,304
Total liabilities	**$ 1,522,852**	**$ 29,802,481**	**$ -**	**$ (6,134,630)**	**$ 25,190,703**

[1] Includes $1.6 billion of investments related to deferred compensation plans, see Note 14.

[2] Amounts represent netting permitted under U.S. GAAP requirements.

The Company pledged certain financial instruments owned to meet margin requirements and to collateralize repurchase agreements and other securities financing activities. Refer to Note 3 for further detail.

Valuation techniques

Fair value of assets and liabilities measured at fair value on a recurring basis are determined and classified in the fair value hierarchy table using the following techniques and inputs.

Securities borrowed or purchased under resale agreements, securities loaned or sold under repurchase agreements, and short-term borrowings
The fair value of resale and repurchase agreements and short-term borrowings are determined using valuation techniques such as the discounted cash flow models using interest rate curves as inputs. They are classified as Level 2 instruments as the inputs are generally observable.

Commercial paper and certificates of deposit
The fair value of commercial paper is estimated using broker quotes that utilize observable market inputs and are generally classified as Level 2. The fair value of certificates of deposit is estimated using yield curves and credit spreads, where available, and classified as Level 2 of the fair value hierarchy. The yield curves and spreads are from actively quoted markets and can be validated through external sources, including brokers, pricing services, and market transactions.

U.S. and Canadian Government and Agency obligations
U.S. and Canadian Government and Agency obligations includes government debt securities and strips, as well as agency issued mortgage-backed securities (MBS). The fair values of government issued or guaranteed debt securities in active markets are determined by reference to recent transaction prices, broker quotes, or third-party vendor prices and are classified as Level 1 in the fair value hierarchy. The fair value of securities not traded in active markets are based on either security prices, or valuation techniques using implied yields and risk spreads derived from prices of actively traded and similar government securities. Securities with observable prices or rate inputs as compared to transaction prices, dealer quotes or vendor prices are classified as Level 2 in the hierarchy.

State and municipal obligations
State and municipal obligations includes state and municipal debt securities. The fair values of state and municipal bonds are determined using either recently executed transaction prices, broker quotes, or pricing services. Securities with observable prices or rate inputs as compared to transaction prices, dealer quotes or vendor prices are classified as Level 2 in the hierarchy.

Corporate and other debt obligations
Corporate and other debt obligations includes corporate debt securities, MBS, and asset-backed securities (ABS), which include collateralized loan obligations. The fair value of corporate debt is estimated using market price quotations (where observable), bond spreads, or credit default swap spreads adjusted for any basis differences between cash and derivative instruments. Inputs for valuation of MBS and ABS are, when available, traded prices, dealer or lead manager quotes, broker quotes and vendor prices of the identical securities. When prices of identical securities are not readily available, the industry standard models are used, with inputs such as discount margins, yields, default, prepayment and loss severity rates that are implied from transaction prices, dealer quotes or vendor prices of comparable instruments. Securities with observable prices or inputs as compared to transaction prices, dealer quotes or vendor prices, are classified as Level 2 in the hierarchy.

Mutual fund investments
Mutual funds are valued using the published net asset value (NAV) of the fund. Since pricing information is readily available on an on-going basis, such securities are categorized as Level 1 of the fair value hierarchy.

Equity securities
Equity securities consist of listed common shares and preferred securities. Exchange-traded securities are generally valued based on quoted prices from an exchange. The fair values of common shares are based on quoted prices in active markets, where available, and are classified as Level 1 in the hierarchy. Where quoted prices in active markets are not readily available, fair value is determined based on quoted market prices for similar securities or through valuation techniques, such as multiples of earnings and the discounted cash flow model with forecasted cash flows and discounted rate as input. If the securities are not listed, not actively traded, or restricted, they are generally categorized as Level 2 of the fair value hierarchy. Private equities are classified as Level 3 in the hierarchy as their inputs are not observable.

Derivatives
The fair values of exchange-traded derivatives, such as interest rate and equity options and futures, are based on quoted market prices and are generally classified as Level 1 in the fair value hierarchy. A derivative instrument is classified as Level 2 in the fair value hierarchy if observable market inputs are available or the unobservable inputs are not significant to the fair value. Over-the-counter derivatives primarily consist of interest rate swaps and forwards, equity swaps and options, and credit default swaps. The fair values of over the counter derivatives classified as Level 2 in the fair value hierarchy is determined using valuation models when quoted market prices or third-party consensus pricing information are not available. The valuation models, such as discounted cash flow model or Black-Scholes option model, incorporate observable or unobservable inputs for interest and foreign exchange rates, equity and commodity prices (including indices), credit spreads, corresponding market volatility levels, and other market-based pricing factors. Other adjustments to fair value include bid-offer, credit valuation adjustments, funding valuation adjustments, overnight index swap, parameter and model uncertainties, and unrealized gain or loss at inception of a transaction.

Derivative transactions
The Company enters into derivatives to satisfy the needs of its customers and to manage the Company's exposure to risk resulting from its trading activities and deferred compensation plans. The Company uses industry standard derivative contracts whenever appropriate.

Derivatives with a positive fair value are reported in Financial instruments owned, at fair value, and derivatives with a negative fair value are reported in Financial instruments sold, but not yet purchased, at fair value on the Consolidated Statement of Financial Condition. These balances generally represent future commitments to exchange payment streams based on contract or notional amounts, or to purchase or sell physical assets at specified terms on a specified date.

Derivatives netting within the Consolidated Statement of Financial Condition may be achieved where derivative contracts are subject to master netting arrangements that provide the currently enforceable right of offset and where there is an intention to settle on a net basis, or realize the assets and liabilities simultaneously. As at October 31, 2024 there were no derivative contracts that were subject to enforceable master netting arrangements or similar agreements that did not qualify for offsetting within the Consolidated Statement of Financial Condition.

The following table sets forth the fair value and notional amounts of open derivative contracts:

	As at October 31, 2024		
$ in thousands	Positive fair value	Negative fair value	Aggregated notional
Held for trading purposes			
Interest rate contracts:			
Forward agreements	$ 54,323	$ 54,219	$ 13,945,842
Not held for trading purposes			
Equity contracts:			
Swaps [1]	15,409	2	851,071
Gross Balances	69,732	54,221	14,796,913
Netting [2]	(9,303)	(9,303)	
Net Balances	$ 60,429	$ 44,918	$ 14,796,913

[1] Derivatives entered into with an affiliate to economically hedge deferred compensation - Refer to Note 14.

[2] Represents TBAs that have been netted on the Consolidated Statement of Financial Condition.

In addition to the derivative amounts above, the Company had open aggregate notional futures contracts of $225.2 million. The Company's futures contracts, with commitments to buy or sell equity indexes, interest rate and currency contracts, are executed on exchanges, and cash settlement occurs on a daily basis. As at October 31, 2024, the net unsettled open trade equity for futures contracts totaled $1.4 million and is included in Receivable from broker-dealers and clearing organizations on the Consolidated Statement of Financial Condition. The notional amounts presented are not intended to represent the Company's actual exposure to credit risk.

Certain financial instruments are used to economically hedge certain deferred compensation plans. Financial instruments held for these purposes consist of mutual fund investments and RBC equity securities with a fair value of $1.6 billion and derivative related assets and liabilities with fair values of $15.4 million and $2 thousand, respectively.

There were no assets or liabilities measured at fair value on a nonrecurring basis during the year ended October 31, 2024.

RBC CAPITAL MARKETS, LLC & SUBSIDIARIES
Notes to the Consolidated Statement of Financial Condition

Financial instruments not measured at fair value
The carrying amounts and fair values of other financial assets and financial liabilities not measured at fair value in the Consolidated Statement of Financial Condition are as follows:

	As at October 31, 2024				
	Carrying	Estimated	Fair value measurement		
$ in thousands	value	fair value	Level 1	Level 2	Level 3
Financial assets					
Cash	$ 473,380	$ 473,380	$ 473,380	$ -	$ -
Cash segregated for regulatory purposes	4,434,338	4,434,338	4,434,338	-	-
Securities borrowed [1]	9,410,014	9,410,014	-	9,410,014	-
Securities received as collateral	1,257,496	1,257,496	-	1,257,496	-
Receivable from broker-dealers and clearing organizations	2,936,798	2,936,798	-	2,936,798	-
Receivable from clients and counterparties	8,410,323	8,410,323	-	8,410,323	-
Other assets [2][3]	2,846,779	2,886,037	-	2,829,707	56,330
Financial liabilities					
Short-term borrowings [4]	$ 2,322,512	$ 2,322,512	$ -	$ 2,322,512	$ -
Long-term borrowings	4,100,000	4,100,000	-	4,100,000	-
Securities loaned	2,518,612	2,518,612	-	2,518,612	-
Obligations to return securities received as collateral	1,257,496	1,257,496	-	1,257,496	-
Payable to broker-dealers and clearing organizations	1,020,778	1,020,778	-	1,020,778	-
Payable to clients and counterparties	10,181,598	10,181,598	-	10,181,598	-
Accounts payable and accrued liabillities [5]	1,226,050	1,226,050	-	1,226,050	-
Subordinated borrowings	1,386,000	1,298,370	-	1,298,370	-

(1) Securities borrowed of $459.1 million recorded at fair value, and are not included above.
(2) Other assets of $109.8 million are not in scope for disclosure, and are not included above.
(3) Level 3 Other assets consist of exchange ownership interests.
(4) Short-term borrowings of $4.3 billion from Bedford Row are recorded at fair value, and are not included above.
(5) Accounts payable and accrued liabilities of $418.5 million are not in scope for disclosure, and are not included above.

With the exception of subordinated borrowings and exchange ownership interests, carrying value generally approximates fair value of assets and liabilities in the above table. This is due to the relatively short period of time between their origination and expected maturity. These items are generally classified in Level 2 of the fair value hierarchy. Long-term borrowings' carrying value approximates fair value as contractually the borrowings can be repaid by the Company to the lender at any time.

In the case of subordinated borrowings, the discounted cash flow is used in the calculation of fair value. The credit spread and interest rate are inputs in calculating fair value. These are classified as Level 2 within the fair value hierarchy.

Note 7. Goodwill and intangible assets
Goodwill is reflected in the table below:

$ in thousands	Goodwill asset	Accumulated amortization/ impairment	Net carrying value
Balance as at October 31, 2024	$ 1,779,497	$ (32,947)	$ 1,746,550

Intangible assets are reflected in the table below:

$ in thousands	Gross carrying value	Accumulated amortization/ impairment	Net carrying value
	As at October 31, 2024		
Client relationships	$ 1,651	$ (599)	$ 1,052
Exchange membership seats	5,810	(3,063)	2,747
Total	**$ 7,461**	**$ (3,662)**	**$ 3,799**

Goodwill and exchange membership seats are reviewed for impairment annually as of July 31.

Note 8. Fixed assets

The Company's fixed assets consist of the following:

$ in thousands	Cost	Accumulated amortization and depreciation	Net book value
	As at October 31, 2024		
Internally-developed software	$ 599,491	$ (182,308)	$ 417,183
ROU assets	903,419	(387,023)	516,396
Computers and equipment	266,874	(154,120)	112,754
Leasehold improvements	444,306	(264,275)	180,031
Other fixed assets	1,131	-	1,131
Total	**$ 2,215,221**	**$ (987,726)**	**$ 1,227,495**

Note 9. Other assets and Accounts payable and accrued liabilities

Other assets
Other assets consist of the following:

$ in thousands	As at October 31, 2024
Loan receivables, net	$ 1,413,132
Fee receivables	151,406
Other intergroup receivables (see Note 15)	167,143
Prepaid and deferred charges	109,822
Interest and dividend receivables	216,733
Deferred income taxes, net	764,440
Other receivables	133,924
Total other assets	**$ 2,956,600**

Loan receivables, net consist of staff loans made to financial advisors and other employees, and customer loans in connection with futures clearing activities. Staff loans are provided to financial advisors as an incentive to join or to remain with the Company.

Fee receivables mainly include accrued fees in connection with underwriting, investment management, and other client asset servicing. These receivables are typically due within 30 to 90 days and are due mainly from underwriting syndicate lead bookrunners which are institutional capital markets participants, with whom the Company maintains an ongoing business relationship, and investment advisory and other customers of the Company where the Company or a third party holds the client's securities and cash in the client account.

RBC CAPITAL MARKETS, LLC & SUBSIDIARIES
Notes to the Consolidated Statement of Financial Condition

Prepaid and deferred charges largely include funds advanced to third-party service providers to cover rent, market data and other communications costs, as well as commissions and employee benefits prepaid to financial advisors.

Interest and dividend receivables mainly include accrued interest and dividends from long trading securities, reverse repos and securities borrowed. Approximately $21.8 million of accrued interest receivables are with affiliates. Refer to Note 15 for further detail.

Refer to Note 19 for further detail around deferred income taxes.

Other receivables include various miscellaneous receivables, including lease receivables, certain tax receivables, exchange shares, and certain staff related receivables.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consist of the following:

$ in thousands	As at October 31, 2024
Operating lease liabilities	$ 643,485
Syndicate payables	44,263
Deferred income	389,490
Interest and dividend payables	211,457
Other intergroup payables (see Note 15)	78,952
Other liabilities	276,883
Total accounts payable and accrued liabilities	**$ 1,644,530**

Operating lease liabilities represent the obligation to make lease payments arising from the ROU asset.

Syndicate payables include amounts payable to third parties for participating in underwriting syndication deals.

Deferred income includes fees connected with soft dollar arrangements and asset management fees that were billed and received in advance.

Interest and dividend payables mainly include accrued interest and dividends from short trading securities, repos and securities loaned. Approximately $81.6 million of accrued interest payables are with affiliates. Refer to Note 15 for further detail.

Other liabilities include accrued litigation provisions and various miscellaneous payables, including tax payables, asset retirement obligations for leasehold improvements, escheatment payables and other accrued expenses. Accrued litigation provisions represent amounts the Company maintains for outstanding legal matters. The Company accrues for litigation related liabilities when it is probable such liability has been incurred and the amount of the loss can be reasonably estimated. Refer to Note 17 for further discussion on litigation matters.

RBC CAPITAL MARKETS, LLC & SUBSIDIARIES
Notes to the Consolidated Statement of Financial Condition

Note 10. Short-term borrowings

The Company entered into various borrowing arrangements to meet short-term financing needs. Short-term borrowings consist of the following arrangements:

$ in thousands	As at October 31, 2024	
	Total facility	Borrowings
Secured revolving loan agreement entered into with an affiliate that allows the Company to borrow cash under a series of arrangements with remaining maturities of less than 365 days. Facility expires in December 2027. At October 31, 2024, outstanding borrowings, which are carried at fair value, bear interest at varying rates ranging from 4.60% to 5.57% and are secured by securities with fair value of $4.6 billion.	$ 15,000,000	$ 4,283,983
Committed revolving credit agreement entered into with RBC to manage short-term liquidity needs. Agreement matures in June 2025 and bears interest at Daily Compounded Secured Overnight Financing Rate (SOFR) plus 0.75%.	2,500,000	-
Uncommitted revolving credit agreement entered into with RBC to manage short-term liquidity needs. Agreement matures in March 2025 and the applicable interest rate for any loan is determined by the lender on the date a loan is requested.	3,500,000	2,300,000
Uncommitted revolving facility entered into with Holdco to manage short-term liquidity needs. Agreement has an open maturity with the clause that if drawn, the payment is due upon the call of the lender or within 24 months, whichever comes first. Facility bears interest at SOFR plus margin mutually agreed to by both parties when drawn.	2,300,000	-
Uncommitted credit facility entered into with RBC London Branch to facilitate the settlement of foreign exchange transactions. Agreement matures in June 2028 and interest rates are calculated based on internal funds transfer rate to reflect money market conditions in each currency.	150,000	9,729
Floaters issued by consolidated VIEs in the TOB program discussed in Note 16. Floaters, which are issued to third-party investors, are secured.	-	11,995
Overdraft balances in various non-affiliated bank accounts.	-	788
Total	**$ 23,450,000**	**$ 6,606,495**

The Company also maintains certain uncommitted overnight credit facilities with various non-affiliated banks to clear and facilitate various securities transactions. As at October 31, 2024, the facilities totaled $1.0 billion and there were no outstanding borrowings.

Note 11. Long-term borrowings

The long-term borrowings at October 31, 2024 consist of the following arrangements:

$ in thousands	As at October 31, 2024	
	Total Facility	Borrowings
Uncommitted credit facility entered into with RBC Finance (Ireland) DAC to manage long-term liquidity needs. Agreement matures in December 2025. The facility bears interest equal to SOFR plus 1.13%.	$ 1,000,000	$ 1,000,000
Uncommitted credit facility entered into with RBC Finance (Ireland) DAC to manage long-term liquidity needs. Agreement matures in October 2028. The facility bears interest equal to SOFR plus 2.05%.	1,000,000	1,000,000
Uncommitted credit facility entered into with RBC Finance (Ireland) DAC to manage long-term liquidity needs. Agreement matures in September 2029. The facility bears interest equal SOFR plus 1.66%.	1,000,000	1,000,000
Uncommitted term facility entered into with Holdco to manage long-term liquidity needs. Agreement matures in June 2029. The facility bears interest equal to SOFR plus 1.43%.	750,000	750,000
Uncommitted credit facility agreement entered into with RBC Finance (Ireland) DAC to manage long-term liquidity needs. Agreement matures in February 2025 and bears interest equal to SOFR plus 0.93%.	350,000	350,000
Total	**$ 4,100,000**	**$ 4,100,000**

RBC CAPITAL MARKETS, LLC & SUBSIDIARIES
Notes to the Consolidated Statement of Financial Condition

Note 12. Subordinated borrowings

The borrowings under subordination agreements at October 31, 2024, are as follows:

$ in thousands		As at October 31, 2024
Subordinated debt entered into on March 2, 2012 with Holdco. The loan is non-interest bearing and matures in March 2026. The loan contains an automatic rollover provision whereby the maturity date will be extended an additional year.	$	1,386,000
Total	**$**	**1,386,000**

All subordinated borrowings are covered by agreements approved by Financial Industry Regulatory Authority (FINRA) and are available for computing the Company's net capital pursuant to the SEC net capital rule. To the extent such liabilities are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Refer to Note 20 for further discussion on regulatory matters.

Note 13. Member's equity

The Company has 200,200 common shares issued and outstanding, of which 100% are owned by Holdco.

Note 14. Deferred compensation plans

Wealth Accumulation Plan
The Company maintains a non-qualified deferred compensation plan for key employees under an arrangement called the RBC U.S. Wealth Accumulation Plan. Under the WAP, employees may elect to index their deferred compensation with various mutual funds, RBC common shares, and certain interest bearing investments. The Company records an obligation for the vested portion of the amounts owed to employees in Accrued compensation on the Consolidated Statement of Financial Condition and the liability is indexed to the market value of the mutual funds or RBC common shares at the end of the reporting period.

The Company economically hedges its exposure by purchasing mutual funds that provide similar returns to the mutual funds selected by the employees as well as RBC common stock to hedge deferred compensation indexed to the market value of RBC common stock. Mutual funds and RBC common stock purchased by the Company are reported at fair value in Financial instruments owned, at fair value on the Consolidated Statement of Financial Condition.

The Company also enters into total return swaps (TRS) with affiliates to economically hedge its exposure on deferred compensation tracked against RBC common shares. Under the swap agreements, the Company pays interest to the counterparty at a rate based on SOFR plus a spread of 0.88% to 1.15% on the notional value in exchange for receiving the rate of return on RBC's common stock on the notional value. The fair value of the TRS is reported in Financial instruments owned, at fair value if in a gain position, and Financial instruments sold, but not yet purchased, at fair value if in a loss position, on the Consolidated Statement of Financial Condition.

The table below summarizes the WAP accrued compensation liabilities and the related hedges:

$ in thousands		As at October 31, 2024
Economic hedges		
Mutual fund investments	$	1,640,443
Equity contracts - swaps (notional amount of $254.6 million)		10,688
RBC common stock		990
Total	**$**	**1,652,121**
Accrued compensation liability		
Accrued compensation	$	1,827,184
Total	**$**	**1,827,184**

Performance Deferred Share Units Plan (PDSP)
The Company offers performance deferred share plans to certain key employees, all of which vest at the end of three years from grant date. Upon vesting, the award is paid in cash and is based on the original number of RBC's common share units granted plus accumulated dividends and is valued using the average closing price of RBC's common shares during the five trading days immediately preceding the vesting date. A portion of the award under certain plans may be increased or decreased up to 25%, depending on RBC's total shareholder return compared to a defined peer group of global financial institutions. The liability on this plan as at October 31, 2024 was $69.6 million and is included in Accrued compensation on the Consolidated Statement of Financial Condition.

RBC Share Unit Program
The Company offers the RBC Share Unit Program, similar to the PDSP, where an award is paid in cash and based on the original RBC share units granted plus accumulated dividends, however, awards granted under the RBC Share Unit Program can be granted at any time during the year and have no fixed vesting period. The Company's liabilities for the awards granted under the RBC Share Unit Program are measured at fair value, determined based on the quoted market price of RBC's common shares. The liability on these plans as at October 31, 2024 was $10.5 million and is included in Accrued compensation on the Consolidated Statement of Financial Condition.

Deferred compensation
The Company has a deferred bonus plan for certain key employees. Under this plan, a percentage of each employee's annual incentive bonus is deferred and accumulates dividend equivalents at the same rate as dividends on RBC's common shares. The awards are paid out generally at the end of three years, although there is no substantive vesting period. The value of the deferred bonus paid will be equivalent to the original deferred bonus adjusted for dividends and changes in the market value of RBC's common shares at the time the bonus is paid. The value of the deferred bonus liability as at October 31, 2024 was $475.8 million and is included in Accrued compensation on the Consolidated Statement of Financial Condition.

Note 15. Related party transactions

The related party balances set forth in the tables below resulted from transactions between the Company and RBC and affiliates in the normal course of business as part of its trading, clearing, financing, and general operations. In addition, certain costs have been allocated between the Company and RBC and affiliates for operational, technology, administrative support and management services. Allocations between the Company and RBC and affiliates are subject to service level agreements.

RBC CAPITAL MARKETS, LLC & SUBSIDIARIES
Notes to the Consolidated Statement of Financial Condition

Amounts included in the Consolidated Statement of Financial Condition relating to balances with RBC and affiliates are set forth as follows:

$ in thousands		**As at October 31, 2024**
Assets:		
Cash	$	14
Cash segregated for regulatory purposes		207,865
Securities purchased under agreements to resell, at fair value		21,426
Securities borrowed		311,362
Securities received as collateral		19,376
Receivable from broker-dealers and clearing organizations		272,890
Receivable from clients and counterparties		5,812,587
Financial instruments owned, at fair value		25,504
Other assets (Note 9)		188,920
Liabilities:		
Short-term borrowings (Note 10)	$	6,593,712
Long-term borrowings (Note 11)		4,100,000
Securities sold under agreements to repurchase, at fair value		3,317,668
Securities loaned		271,812
Obligation to return securities received as collateral		19,376
Payable to broker-dealers and clearing organizations		12,123
Payable to clients and counterparties		3,202,562
Financial instruments sold, but not yet purchased, at fair value		41,070
Accounts payable and accrued liabilities (Note 9)		160,526
Subordinated borrowings (Note 12)		1,386,000

Banking activities

The Company maintains certain accounts at affiliated banks or affiliated broker-dealers to segregate customer funds for regulatory purposes and to settle certain transactions in foreign currencies. There were no segregated customer funds held at affiliated banks, however the Company did hold segregated funds at certain affiliated broker-dealers at October 31, 2024 as reflected in the table. Amounts held at affiliated banks or affiliated broker-dealers to segregate customer funds are reported in Cash segregated for regulatory purposes on the Consolidated Statement of Financial Condition. Other non-segregated bank balances at affiliated banks are reported in Cash on the Consolidated Statement of Financial Condition.

Brokerage activities

The Company clears client and firm futures transactions in foreign markets through affiliated clearing broker-dealers. Third party client-related balances at affiliated foreign broker-dealers are segregated for regulatory purposes and are reported in Cash segregated for regulatory purposes on the Consolidated Statement of Financial Condition. At October 31, 2024, amounts receivable from affiliated foreign broker-dealers for third party clients are as reflected in the table. At October 31, 2024, amounts receivable from affiliated foreign broker-dealers for firm transactions totaled $202.5 million and are reported in Receivable from broker-dealers and clearing organizations on the Consolidated Statement of Financial Condition. Refer to Note 4 for further detail.

At times, affiliated broker-dealers are counterparties to trades executed by the Company. In the event these trades fail to settle on the contractual settlement date, outstanding receivables or payables are reported in Receivable from broker-dealers and clearing organizations and Payable to broker-dealers and clearing organizations on the Consolidated Statement of Financial Condition. At October 31, 2024, receivables and payables related to fails totaled $70.4 million and $12.1 million, respectively.

RBC CAPITAL MARKETS, LLC & SUBSIDIARIES
Notes to the Consolidated Statement of Financial Condition

The Company provides securities and futures execution, clearance, and custody services to RBC and affiliates. Receivables and payables in connection with these services are reported in Receivable from clients and counterparties and Payable to clients and counterparties on the Consolidated Statement of Financial Condition. Outstanding balances at October 31, 2024 are as reflected in the table above.

The Company provides a sweep program, unless the client opts out of the program, through which un-invested cash balances in clients' brokerage accounts are automatically transferred into either money market funds or deposits at third-party banks as well as affiliated banks, such as City National Bank, RBC Bank Georgia, N.A., and RBC Three World Financial Center Branch, a US branch of RBC. The affiliated banks pay interest to clients on these deposit accounts. Certain accounts are FDIC-insured up to $250 thousand. The amount of excess cash swept in these investment products is not reported on the Consolidated Statement of Financial Condition and is not included in the computation for determination of reserve requirements pursuant to SEC Rule 15c3-3 as client dollars are the obligations of the respective institutions and the money market funds are an investment option that represents customer-owned securities.

Derivative activities
The Company enters into certain derivative transactions with affiliates to facilitate clearing of transactions with certain exchanges as well as to economically hedge trading activities and certain deferred compensation liabilities. Derivative fair values with affiliates are reported in Financial instruments owned, at fair value and Financial instruments sold, but not yet purchased, at fair value on the Consolidated Statement of Financial Condition. Outstanding balances at October 31, 2024 are as reflected in the table above.

Collateralized financing activities
The Company enters into resale and repurchase agreements with RBC and affiliates under master repurchase agreements. Resale agreements, which are entered into primarily to facilitate client activities and to cover short sales, are reported in Securities purchased under agreement to resell, at fair value on the Consolidated Statement of Financial Condition and are as set forth in the table above. Repurchase agreements, which are entered into for financing purposes, are reported in Securities sold under agreements to repurchase, at fair value on the Consolidated Statement of Financial Condition and are as set forth in the table above.

The Company also enters into securities borrow and securities loan agreements with RBC and affiliates under securities lending agreements. Securities borrow activities, which are entered into for short sales and other financing activities, are reported in Securities borrowed on the Consolidated Statement of Financial Condition and are as set forth above. Securities loan activities, which are entered into for financing purposes, are reported in Securities loaned on the Consolidated Statement of Financial Condition and are as set forth in the table above.

Borrowings
The Company also enters into short-term and long-term borrowings with affiliates. These borrowings are reported in Short-term borrowings, Long-term borrowings, and Subordinated borrowings on the Consolidated Statement of Financial Condition and are discussed in Note 10, Note 11, and Note 12, respectively.

Other assets and accounts payable and accrued liabilities in the table above include amounts receivable from and payable to affiliates for the various activities discussed above and other reimbursements for payments the Company made on behalf of affiliates.

Note 16. Variable interest entities

Consolidated VIEs
A VIE is an entity in which the equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The entity that consolidates a VIE is known as the primary beneficiary, and is the entity with (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (2) has an obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. The Company consolidates VIEs of which it is the primary beneficiary. The Company performs qualitative, and in certain cases, quantitative, analyses to determine whether the Company is the primary beneficiary of a VIE based on the facts and circumstances and the Company's interest(s) in the VIE.

RBC CAPITAL MARKETS, LLC & SUBSIDIARIES
Notes to the Consolidated Statement of Financial Condition

The Company sold certain municipal bonds into TOB programs, where each TOB program consists of a bond that is credit-enhanced by RBC and purchased by a TOB trust. As at October 31, 2024, there is one TOB trust which the Company consolidates. The TOB trust is a VIE. The bond sold to the TOB program is supported by a letter of credit issued by RBC, which requires an affiliate to extend funding if there are any credit losses on the bond, which is financed by the issuance of floating-rate certificates to short-term investors and a residual certificate. The Company holds the residual certificate issued by this TOB program, which exposes the Company to interest rate basis risk. The Company is the remarketing agent for certain floating-rate certificates and RBC provides liquidity facilities to the TOB program to purchase any floating-rate certificates that have been tendered but not remarketed. The Company consolidates the TOB VIE in which the Company is the holder of the residual certificate as the Company has the power to direct the significant activities of the VIE and is exposed to losses that could be potentially significant to the TOB VIE.

The assets and liabilities of the consolidated VIE recorded in the Company's Consolidated Statement of Financial Condition are as follows:

	As at October 31, 2024
$ in thousands	Municipal TOB trust
Consolidated assets: [1]	
Financial instruments owned, at fair value	$ 10,618
Other assets	40
Total assets	**$ 10,658**
Consolidated liabilities:	
Short-term borrowings	$ 12,000
Accounts payable and accrued liabilities	40
Total liabilities	**$ 12,040**

[1] Investors do not have recourse to the Company's general assets, unless the Company breaches its contractual obligations related to this VIE.

Note 17. Commitments, contingent liabilities, and leases

Securities transactions
At October 31, 2024, the Company had commitments to enter into future resale and repurchase agreements. At October 31, 2024, commitments in connection with resale agreements totaled $442.7 million and commitments for repurchase agreements totaled $77.7 million. In addition, the Company has entered into certain resale transactions with a contract value of $19.0 million, which had a settlement date for the open leg prior to October 31, 2024 but due to a fail-to-receive were not reflected on the Consolidated Statement of Financial Condition at October 31, 2024.

The Company has also sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in Financial instruments sold, but not yet purchased, at fair value on the Consolidated Statement of Financial Condition. The Company will incur losses if the value of these securities increases subsequent to October 31, 2024.

The Company also pledges customers' securities as collateral for bank loans, securities loaned, or to satisfy margin deposit requirements of various clearinghouses and exchanges. In the event the Company's counterparty is unable to return the securities pledged, the Company might need to acquire the securities at prevailing market prices. In the case of repurchase agreements, the Company risks holding collateral at a market value less than contract value of the repurchase agreement. To control these risks, on a daily basis the Company monitors the market value of securities pledged and requires adjustments of collateral levels when deemed necessary.

Margin lending facilities
The Company provides customers with certain margin lending facilities in which it commits a loan amount collateralized by securities under a margin lending agreement. The Company does not hold collateral to support undrawn commitments under these facilities; however before funding, the Company ensures that it holds sufficient collateral for the funded

amount. On an ongoing basis as part of the overall margin lending process, the Company monitors the market value of the collateral, and may require additional collateral as appropriate. As at October 31, 2024, the total undrawn commitments under these facilities totaled $129.8 million.

Leases

The Company leases office space and equipment under various non-cancellable operating leases. Most leases contain renewal options for generally five-year periods. The Company has not included any renewal options in determining the lease term and have excluded the associated potential option payments from lease payments, because the Company is not reasonably certain if it will exercise the renewal options. The Company does not have any leases which contain residual value guarantees, restrictions or covenants imposed by lessors. For leases with a term of twelve months or less, the Company does not record a lease liability or ROU assets on its Consolidated Statement of Financial Condition.

Payments due under the lease contracts can include fixed payments plus variable payments. Variable payments in office space leases generally cover real estate taxes, insurance and other occupancy expenses. The Company does sublease some office space to lessees.

As at October 31, 2024, the weighted average remaining lease term for the Company's operating leases was 6.83 years, and the weighted average discount rate for operating leases was 2.72%.

As at October 31, 2024, the aggregate maturities of operating lease liabilities were as follows:

$ in thousands	As at October 31, 2024
Year	
2025	$ 115,185
2026	111,020
2027	100,548
2028	94,339
2029	80,142
Thereafter	211,227
Total	**712,461**
Less imputed interest	(68,976)
Total	**$ 643,485**

Exchange and clearing memberships

The Company maintains memberships with various domestic exchanges and clearinghouses. Exchange memberships owned by the Company are carried at cost as an intangible asset in Goodwill and intangible assets, net on the Consolidated Statement of Financial Condition and assessed periodically for potential impairment in accordance with ASC 940, *Financial Services — Brokers and Dealers*.

Under the standard membership agreements, members are generally required to guarantee the performance of other members. Under the agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability was recorded for these arrangements at October 31, 2024.

As a member of the Fixed Income Clearing Corp (FICC), the Company is required to provide additional liquidity resources under a program called the Capped Contingency Liquidity Facility (CCLF). In the event of a default of a netting member of FICC, the Company would be required to enter into a resale agreement providing cash to FICC and receiving securities as collateral. Each member's commitment amount is periodically recalculated by FICC and communicated to the member firm. At October 31, 2024, the Company's maximum commitment was $623.8 million.

Legal and Regulatory Matters

The Company is subject to complex legal and regulatory requirements that continue to evolve. The Company is and has been subject to a variety of legal proceedings including arbitrations, class actions and other civil litigations, as well as to other regulatory examinations, reviews, investigations (both formal and informal), audits and requests for information by various governmental regulatory agencies and self-regulatory organizations in various jurisdictions. Some of these matters may involve novel legal theories and interpretations and claims for very substantial or indeterminable damages, and some could result in the imposition of substantial civil damages (including punitive damages), regulatory enforcement penalties, fines, injunctions or other relief. In its discretion the Company may choose to resolve claims, litigations, or similar matters at any time. Based on the facts currently known, except as may otherwise be noted, it is not possible at this time for us to predict the ultimate outcome of these proceedings or the timing of their resolution.

The following is a description of the Company's significant legal proceedings.

LIBOR litigation

RBC and other U.S. dollar panel banks have been named as defendants in private lawsuits filed in the U.S. with respect to the setting of U.S. dollar LIBOR including a number of class action lawsuits which have been consolidated before the U.S. District Court for the Southern District of New York. The Company was named as a defendant in one of those lawsuits. The complaints in those private lawsuits assert claims under various U.S. laws, including U.S. antitrust laws, the U.S. Commodity Exchange Act, and state law. On December 30, 2021, the United States Court of Appeals for the Second Circuit issued an opinion affirming in part and reversing in part certain district court rulings that had dismissed a substantial portion of the consolidated class action on jurisdictional grounds and lack of standing. The Second Circuit remanded the matter to the district court for further proceedings consistent with its decision.

On July 21, 2023, RBC and several other defendants executed a settlement agreement resolving the LIBOR class action brought on behalf of certain plaintiffs that purchased U.S. dollar LIBOR-based instruments. On December 12, 2023, the settlement agreement was granted final court approval.

In 2024, RBC and several other defendants executed settlement agreements resolving the two remaining LIBOR putative class actions in which RBC was a defendant. These class actions were brought on behalf of certain plaintiffs who transacted in Eurodollar futures contracts and/or related options on exchanges (the Exchange Action), and certain plaintiffs who originated or purchased LIBOR-linked loans (the Lender Action). The settlements in both the Exchange Action and Lender Action were granted final court approval on September 5, 2024 and October 17, 2024, respectively.

RBC remains a defendant in certain LIBOR-related individual actions.

Royal Bank of Canada Trust Company (Bahamas) Limited Proceedings

On April 13, 2015, a French investigating judge notified the Company's affiliate, Royal Bank of Canada Trust Company (Bahamas) Limited (RBC Bahamas), of the issuance of an *ordonnance de renvoi* referring RBC Bahamas and other unrelated persons to the French *tribunal correctionnel* to face the charge of complicity in estate tax fraud relating to actions taken relating to a trust for which RBC Bahamas serves as trustee. RBC Bahamas contested the charge in the French court. On January 12, 2017, the French court acquitted all parties including RBC Bahamas and on June 29, 2018, the French appellate court affirmed the acquittals. The acquittals were appealed and on January 6, 2021 the French Supreme Court issued a judgment reversing the decision of the French Court of Appeal and sent the case back to the French Court of Appeal for rehearing.

On March 5, 2024, the Court of Appeal rendered a judgment of conviction (the Conviction) against RBC Bahamas and the other parties. RBC Bahamas was ordered by the Court of Appeal to pay a fine in connection with the Conviction. In addition, the Court of Appeal ordered that certain of those convicted of complicity in the matter, including RBC Bahamas, are jointly liable for the allegedly unpaid inheritance taxes owing, plus penalties and interest (such aggregate amount will be determined in a separate proceeding before the tax courts, the timing of which is to be determined). RBC Bahamas believes that its actions did not violate French law, and has appealed the Conviction to the French Supreme Court. Under French law, upon the filing of an appeal by RBC Bahamas, the Conviction, as well as its effects (fine and joint liability) were stayed pending the outcome of the appeal.

In 2016, RBC was granted an exemption by the U.S. Department of Labor that allows RBC and its current and future affiliates, including the Company, to continue to qualify for the Qualified Professional Asset Manager (QPAM)

exemption under the Employee Retirement Income Security Act despite any potential conviction of RBC Bahamas in the French proceeding, for a temporary one year period from the date of conviction. The Company relies on the QPAM exemption in its ability to manage pension and retirement funds. On December 11, 2023, the U.S. Department of Labor published a technical correction to the prior one-year exemption reflecting the fact that the then-pending Court of Appeal's decision will be rendered by an appellate court, and not the district court. As a result of the Conviction, the temporary one-year period commenced on March 5, 2024. RBC has sought longer term relief from the Department of Labor.

RBC Bahamas continues to review the trustee's and the trust's legal obligations, including the liabilities and potential liabilities under applicable tax and other laws.

SEC investigation
In October 2022, the Company received a request for information and documents from the United States Securities and Exchange Commission (SEC) concerning compliance with records preservation requirements relating to business communications exchanged on electronic channels that have not been approved by the Company. In August 2024, the SEC entered into a settlement with the Company.

U.K. government bonds litigation
In June 2023, RBC Europe Limited and the Company, among other financial institutions, were named as defendants in a putative class action filed in the U.S. by plaintiffs alleging anti-competitive conduct, between 2009 and 2013, in the U.K. government bonds market. In September 2023, the defendants filed a motion to dismiss the complaint which motion was granted, without prejudice, in September 2024. Subsequently, on October 31, 2024, RBC Europe Limited, the Company and certain of the other defendants executed an agreement to dismiss the action, with prejudice, against those defendants. The settlement agreement remains subject to court approval.

Other matters
The Company is a defendant in a number of other actions alleging that certain of the Company's practices and actions were improper. The lawsuits involve a variety of complex issues and the timing of their resolution is varied and uncertain. Management believes that the Company will ultimately be successful in resolving these lawsuits, to the extent that management is able to assess them, without material financial impact to the Company. This is, however, an area of significant judgment and the potential liability resulting from these lawsuits could be material to our results of operations in any particular period.

Various other legal proceedings are pending that challenge whether certain of the Company's practices and actions were improper. While this is an area of significant judgment and some matters are currently inestimable, management considers that the aggregate liability, to the extent it can be assessed, resulting from these other proceedings will not be material to the Company's Consolidated Statement of Financial Condition.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. This is a matter of significant judgment and uncertainty. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot predict the loss or range of loss, if any, related to certain matters; how or if such matters will be resolved; when they will ultimately be resolved; or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of such pending matters will not have a material adverse effect on the Consolidated Statement of Financial Condition of the Company.

Legal accruals have been established in accordance with the requirements for accounting for contingencies. Once established, accruals are adjusted when there is more information available or when an event occurs requiring a change. There is a reasonable possibility that an additional loss may be incurred beyond the amount of legal accruals depending on the ultimate outcome of legal actions for which the Company is involved. Based on the facts currently known, it is not possible at this time to estimate said additional loss.

RBC CAPITAL MARKETS, LLC & SUBSIDIARIES
Notes to the Consolidated Statement of Financial Condition

Note 18. Credit quality and market risk

The Company's clearance activities involve the execution, settlement and financing of customers' securities and futures transactions. Customers' securities activities are transacted on either a cash or margin basis, while customers' futures transactions are generally transacted on a margin basis subject to exchange regulations.

In connection with the customer clearance activities, the Company executes and clears customer transactions involving the sales of securities short (short sales), entering into futures transactions and the writing of option contracts. Short sales require the Company to borrow securities to settle customer short sale transactions and, as such, these transactions may expose the Company to loss if customers are unable to fulfill their contractual obligations and customers' collateral balances are insufficient to fully cover their losses. In the event customers fail to satisfy their obligations, the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill the customers' obligations.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, may require customers to deposit additional cash or collateral, or to reduce positions, when deemed necessary. The Company also establishes credit limits for customers engaged in futures activities and monitors credit compliance. Additionally, with respect to the Company's correspondent clearing activities, introducing correspondent firms generally guarantee the contractual obligations of their customers. Further, the Company seeks to reduce credit risk by entering into netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default.

In connection with the Company's customer financing and securities settlement activities, the Company may pledge customers' securities as collateral to satisfy the Company's exchange margin deposit requirements or to support its various secured financing sources such as bank loans, securities loaned and repurchase agreements. In the event counterparties are unable to meet their contractual obligations to return customers' securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices to satisfy its obligations to such customers. The Company seeks to control this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess exposure. Moreover, the Company establishes credit limits for such activities and monitors credit compliance.

Note 19. Income taxes

The Company is primarily taxed as a corporation for U.S. federal income tax purposes and is subject to U.S. federal and various state and local income taxes on its earnings. Income taxes include current tax and deferred tax. The Company is a part of Holdco's U.S. federal consolidated income tax group and files its U.S., state, and local returns with Holdco. The provision for income taxes is calculated as if the Company filed on a separate return basis. The current tax expense or benefit is either remitted to or received from Holdco. The Company is also liable for Canadian federal and provincial taxes on income of its Canadian branch income, and its tax expense includes a provision for Canadian federal and provincial taxes at currently enacted tax rates.

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax basis of assets and liabilities.

Deferred income taxes
Deferred tax assets and liabilities are presented net as a component of Other assets on the Consolidated Statement of Financial Condition to the extent that management assesses the utilization of such temporary differences to be more likely than not. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. As of October 31, 2024, the total valuation allowance recognized for deferred tax assets is $1.4 million, presented within Other assets on the Consolidated Statement of Financial Condition. The valuation allowance relates to foreign tax credit carryforwards. Refer to Note 2 for more information on deferred taxes.

RBC CAPITAL MARKETS, LLC & SUBSIDIARIES
Notes to the Consolidated Statement of Financial Condition

The table below presents the components of deferred tax assets and liabilities.

$ in thousands		**As at October 31, 2024**
Deferred tax assets		
Compensation and benefits	$	822,053
Unrealized losses		13,171
Allowance for loan and lease losses		1,444
Accrued expenses		6,464
Other		35,359
Total deferred tax assets		**878,491**
Deferred tax liabilities		
Depreciation and amortization		113,962
Unrealized gains		89
Total deferred tax liabilities		**114,051**
Total net deferred tax assets	$	**764,440**

Unrecognized tax benefits

The Company recognizes tax positions in the Consolidated Statement of Financial Condition when it is more likely than not that the position will be sustained on examination by the relevant taxing authorities. If a tax position which was previously recognized on the Consolidated Statement of Financial Condition is no longer more likely than not to be sustained upon a challenge from the taxing authorities, the tax benefit from the tax position will be derecognized. As at October 31, 2024, the total tax liability associated with unrecognized tax benefits was $0.8 million.

As at October 31, 2024, the accrued liability for interest and penalties related to income tax matters was $36 thousand, and presented within Accounts payable and accrued liabilities within the Consolidated Statement of Financial Condition. The Company does not expect a material change in the total amount of unrecognized tax benefits within the next twelve months.

Regulatory tax examinations

The Company has open tax years subject to examination for federal and state tax filings. In Canada, the earliest tax year subject to examination is 2020 and in the United States, the earliest tax year subject to examination is 2021.

Note 20. Regulatory requirements

Net capital

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $1.5 million or 2% of aggregate debit items arising from customer transactions, as defined.

The Company is also subject to the CFTC's minimum financial requirements (Regulation 1.17) which require the Company to maintain minimum net capital, as defined, equal to 8% of the total risk margin requirement for positions carried in customer accounts and 8% of the total risk margin requirement for positions carried in noncustomer accounts, as defined.

In addition, FINRA may require a member firm to reduce or not expand its business if certain net capital thresholds are not met. At October 31, 2024, the Company had net capital of $1.7 billion, which was $1.2 billion in excess of the required minimum net capital.

To allow an affiliate to classify its assets held by the Company as allowable assets in their computation of net capital, the Company computes a separate reserve requirement for Proprietary Accounts of Broker-Dealers (PAB).

RBC CAPITAL MARKETS, LLC & SUBSIDIARIES
Notes to the Consolidated Statement of Financial Condition

Customer protection
Pursuant to SEC Rule 15c3-3 of the Securities Exchange Act of 1934, the Company may be required to maintain cash or qualified securities in a special reserve account for the exclusive benefit of customers and PAB. At October 31, 2024, the Company held the following cash for the benefit of customers and PAB securities accounts:

	As at October 31, 2024	
$ in thousands	Customers	PAB
Cash[1]	$ 196,782	$ 178,234
Securities value[2]	22,208	-
Total reserve deposits	**$ 218,990**	**$ 178,234**

[1]Reported in Cash segregated for regulatory purposes on the Consolidated Statement of Financial Condition.

[2]Securities represent collateral received from resale agreements, which are reported in Securities purchased under agreements to resell, at fair value on the Consolidated Statement of Financial Condition.

Pursuant to CFTC requirements, the Company is also required to segregate funds for the benefit of FCM customers. At October 31, 2024, the following funds were segregated for the various CFTC requirements:

$ in thousands	As at October 31, 2024
Cash[1]	$ 4,059,322
Securities representing investment of customer funds[2]	577,492
Customers' securities, options, and forward value[3]	1,995,902
Total reserve deposits	**$ 6,632,716**

[1]Reported in Cash segregated for regulatory purposes on the Consolidated Statement of Financial Condition.

[2]Securities are carried at fair value and reported in Financial instruments owned, at fair value on the Consolidated Statement of Financial Condition.

[3]Customers' securities, options, and London Metals Exchange (LME) forward value represent client positions that are not included within the Company's Consolidated Statement of Financial Condition.

Note 21. Subsequent events

The Company has evaluated events and transactions that occurred subsequent to October 31, 2024 through December 13, 2024, the date this Consolidated Statement of Financial Condition was issued. There were no events or transactions during the period which would require recognition or disclosure.